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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13D/A

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                               (AMENDMENT NO. 1)*


                               GUEST SUPPLY, INC.
                                (Name of Issuer)

                           COMMON STOCK, NO PAR VALUE
                         (Title of Class of Securities)

                                  401630 10 8
                                 (CUSIP Number)

                            MICHAEL C. NICHOLS, ESQ.
            VICE PRESIDENT, GENERAL COUNSEL AND ASSISTANT SECRETARY
                               SYSCO CORPORATION
                              1390 ENCLAVE PARKWAY
                           HOUSTON, TEXAS 77077-2099
                                 (281) 584-1390
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                JANUARY 22, 2001
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

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 1. NAME OF REPORTING PERSON

    Sysco Corporation

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    74-1648137
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]       (b) [  ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS

    OO
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E) [  ]
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7. SOLE VOTING POWER

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 8. SHARED VOTING POWER


    571,857 shares


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 9. SOLE DISPOSITIVE POWER

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10. SHARED DISPOSITIVE POWER

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    571,857 shares


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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.35%


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14. TYPE OF REPORTING PERSON

    CO
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     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sysco Corporation that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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 1. NAME OF REPORTING PERSON

    Sysco Food Services of New Jersey, Inc.

    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    76-0667436
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 2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

    (a) [X]       (b) [  ]

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 3. SEC USE ONLY

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 4. SOURCE OF FUNDS

    AF
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 5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
    2(D) OR 2(E) [  ]
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 6. CITIZENSHIP OR PLACE OF ORGANIZATION

    Delaware
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NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

 7. SOLE VOTING POWER

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 8. SHARED VOTING POWER


    571,857 shares


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 9. SOLE DISPOSITIVE POWER

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10. SHARED DISPOSITIVE POWER

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11. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


    571,857 shares


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12. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    [  ]

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13. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    8.35%


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14. TYPE OF REPORTING PERSON

    CO
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     Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Sysco Food Services of New Jersey, Inc. that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly disclaimed.

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ITEM 5. INTEREST IN SECURITIES OF THE ISSUER


     This Amendment is filed to correct the number of shares of Guest Supply common stock covered by the Tender Agreements as of January 22, 2001 and February 1, 2001, as well as the percentage of issued and outstanding shares represented by those shares.



     (a)-(b) As a result of the Tender Agreements, SYSCO may be deemed to be the beneficial owner of 639,357 shares of Common Stock as of January 22, 2001. Those shares of Common Stock constituted approximately 9.34% of the issued and outstanding shares of Common Stock, based on the number of shares of Common Stock outstanding as of January 22, 2001 (as represented by Guest Supply in the Merger Agreement discussed in Items 3 and 4). The Stockholders have subsequently sold an aggregate of 67,500 shares pursuant to the right to do so granted in the Tender Agreements. SYSCO is now the beneficial owner of 571,857 shares of Common Stock, representing approximately 8.35% of the issued and outstanding shares as of January 22, 2001. SYSCO may be deemed to have the shared power to vote the shares of Common Stock with respect to those matters described above. However, SYSCO (i) is not entitled to any rights as a stockholder of Guest Supply as to the shares of Common Stock and (ii) disclaims any beneficial ownership of the shares of Common Stock. SYSCO does not have the power to dispose of the shares of Common Stock.


     (c) To the knowledge of SYSCO, no transactions in the class of securities reported have been effected during the past sixty days by any person named pursuant to Item 2.

     (d) To the knowledge of SYSCO, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Guest Supply.

     (e) Not applicable.

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                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     Date: February 2, 2001


                                            SYSCO CORPORATION


                                            By:   /s/ MICHAEL C. NICHOLS

                                              ----------------------------------

                                              Name: Michael C. Nichols


                                              Title: Vice President and General
                                                Counsel



                                            SYSCO FOOD SERVICES OF

                                              NEW JERSEY, INC.


                                            By: /s/ MICHAEL C. NICHOLS

                                              ----------------------------------
                                              Name: Michael C. Nichols
                                              Title: President

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